UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41493

LICHEN CHINA LIMITED

(Translation of registrant’s name into English)

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

December 26, 2024 Registered Direct Offering

On December 26, 2024, Lichen China Limited (the “Company”) entered into a securities purchase agreement (the “First Closing Purchase Agreement”) with certain institutional investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering ( “December 26 Registered Direct Offering”): (i) 10,433,333 shares of Class A ordinary shares (the “Class A Ordinary Shares”) of the Company, par value $0.00004 per share (the “First Closing Shares”), at a purchase price of $0.14 per share; and (ii) pre-funded warrants to purchase up to 9,566,667 Class A Ordinary Shares (the “First Closing Pre-Funded Warrants”) at a purchase price of $0.139 per First Closing Pre-Funded Warrant.

December 26 Registered Direct Offering closed on December 27, 2024. The Company received approximately $2.8 million in gross proceeds from December 26 Registered Direct Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from December 26 Registered Direct Offering for working capital and general corporate purposes.

The First Closing Pre-Funded Warrants were sold to the Purchasers, whose purchase of the First Closing Shares in December 26 Registered Direct Offering would otherwise have resulted in the Purchasers, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the outstanding share capital of the Company following the consummation of December 26 Registered Direct Offering. Each First Closing Pre-Funded Warrant represents the right to purchase one Class A Ordinary Share at an exercise price of $0.001 per share. The First Closing Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the First Closing Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above). As of the date of this report, the First Closing Pre-Funded Warrants have been exercised in full and the Company has issued 9,566,667 Class A Ordinary Shares as a result of such exercise.

The First Closing Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. Additionally, each of the directors and executive officers of the Company entered into a lock-up agreement, pursuant to which they agreed not to sell or transfer any of the Company securities which they hold, subject to certain customary exceptions, during the ninety (90)-day period following the closing of December 26 Registered Direct Offering.

In addition, the Company agreed that for a period of sixty (60) days from the closing date of December 26 Registered Direct Offering, it will not: (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Class A Ordinary Shares or equivalent securities; or (ii) file any registration statement or amendment or supplement thereto (other than on Form S-8 or in connection with the registration for resale of the Class A Ordinary Shares). In addition, the Company agreed that it will not conduct any sales of Class A Ordinary Shares or equivalent securities involving a variable rate transaction (as defined in the Purchase Agreement) for a period of ninety (90) days from the closing date of December 26 Registered Direct Offering, subject to certain exceptions as described in the First Closing Purchase Agreement.

The First Closing Shares, the First Closing Pre-Funded Warrants and the Class A Ordinary Shares underlying the First Closing Pre-funded Warrants (together with the First Closing Shares and the First Closing Pre-Funded Warrants, the “First Closing Securities”) were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-277230) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on March 1, 2024, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated December 26, 2024 (the “First Prospectus Supplement”).

On December 26, 2024, the Company entered into a placement agency agreement (the “First Closing Placement Agency Agreement”) with Univest Securities, LLC (“Univest” or the “Placement Agent”), pursuant to which the Company engaged Univest as the exclusive placement agent in connection with December 26 Registered Direct Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the First Closing Shares and the First Closing Pre-Funded Warrants. In addition, under the First Closing Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7.0%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with December 26 Registered Direct Offering in an amount not to exceed $50,000.

December 29, 2024 Registered Direct Offering

On December 29, 2024, the Company entered into a securities purchase agreement (the “Second Closing Purchase Agreement”) with the same Purchasers, pursuant to which the Company agreed to issue and sell, in a registered direct offering ( “December 29 Registered Direct Offering”): (i) 13,200,000 Class A Ordinary Shares (the “Second Closing Shares”), at a purchase price of $0.125 per share; and (ii) pre-funded warrants to purchase up to 11,800,000 Class A Ordinary Shares (the “Second Closing Pre-Funded Warrants”) at a purchase price of $0.124 per Second Closing Pre-Funded Warrant.

December 29 Registered Direct Offering closed on December 31, 2024. The Company received approximately $3.1 million in gross proceeds from December 29 Registered Direct Offering, before deducting placement agent fees and estimated offering expenses. The Company intends to use the net proceeds from December 29 Registered Direct Offering for working capital and general corporate purposes.

The Second Closing Pre-Funded Warrants were sold to the Purchasers, whose purchase of the Second Closing Shares in December 29 Registered Direct Offering would otherwise have resulted in the Purchasers, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the outstanding share capital of the Company following the consummation of December 29 Registered Direct Offering. Each Second Closing Pre-Funded Warrant represents the right to purchase one Class A Ordinary Share at an exercise price of $0.001 per share. The Second Closing Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Second Closing Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above). As of the date of this report, the Second Closing Pre-Funded Warrants have been exercised in full and the Company has issued 11,800,000 Class A Ordinary Shares as a result of such exercise.

The Second Closing Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. Additionally, each of the directors and executive officers of the Company entered into a lock-up agreement, pursuant to which they agreed not to sell or transfer any of the Company securities which they hold, subject to certain customary exceptions, during the ninety (90)-day period following the closing of December 29 Registered Direct Offering.

In addition, the Company agreed that for a period of sixty (60) days from the closing date of December 29 Registered Direct Offering, it will not: (i) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Class A Ordinary Shares or equivalent securities; or (ii) file any registration statement or amendment or supplement thereto (other than on Form S-8 or in connection with the registration for resale of the Class A Ordinary Shares). In addition, the Company agreed that it will not conduct any sales of Class A Ordinary Shares or equivalent securities involving a variable rate transaction (as defined in the Purchase Agreement) for a period of ninety (90) days from the closing date of December 29 Registered Direct Offering, subject to certain exceptions as described in the Second Closing Purchase Agreement.

The Second Closing Shares, the Second Closing Pre-Funded Warrants and the Class A Ordinary Shares underlying the Second Closing Pre-funded Warrants (together with the Second Closing Shares and the Second Closing Pre-Funded Warrants, the “Second Closing Securities”) were offered by the Company pursuant to the Registration Statement, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated December 29, 2024 (the “Second Prospectus Supplement”).

On December 29, 2024, the Company entered into a placement agency agreement (the “Second Closing Placement Agency Agreement”) with Univest, pursuant to which the Company engaged Univest as the exclusive placement agent in connection with December 29 Registered Direct Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Second Closing Shares and the Second Closing Pre-Funded Warrants. In addition, under the Second Closing Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7.0%) of the aggregate gross proceeds raised from the sale. The Company also agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with December 29 Registered Direct Offering in an amount not to exceed $50,000.

The foregoing summaries of the First Closing Placement Agency Agreement, the First Closing Purchase Agreement and the First Closing Pre-Funded Warrants, and the Second Closing Placement Agency Agreement, the Second Closing Purchase Agreement and the Second Closing Pre-Funded Warrants do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1, 10.2 and 4.1, and Exhibits 10.3, 10.4 and 4.2, respectively, hereto and incorporated by reference herein. A copy of the press release related to December 26 Registered Direct Offering entitled “Lichen China Limited Announces $2.8 Million Registered Direct Offering” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein. A copy of the press release related to December 29 Registered Direct Offering entitled “Lichen China Limited Announces $3.1 Million Registered Direct Offering” is furnished as Exhibit 99.2 hereto and is incorporated by reference herein.

Copies of the opinions of Appleby and Ortoli Rosenstadt LLP relating to the legality of the issuance and sale of the First Closing Securities and the Second Closing Securities, respectively, are filed as Exhibits 5.1, 5.2, 5.3 and 5.4 hereto, respectively.

This report is incorporated by reference into the registration statements on Form S-8 (File No. 333-275086) and on Form F-3 (File No. 333-277230) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements:

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the closings of both December 26 Registered Direct Offering and December 29 Registered Direct Offering. All statements other than statements of historical facts included in this report are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended December 31, 2023, filed with the Commission on April 4, 2024, and the Company’s other filings with the Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Exhibit Index

Exhibit No.	Description
4.1	Form of the First Closing Pre-Funded Warrants
4.2	Form of the Second Closing Pre-Funded Warrants
5.1	Opinion of Appleby, dated December 27, 2024
5.2	Opinion of Ortoli Rosenstadt LLP
5.3	Opinion of Appleby, dated December 31, 2024
5.4	Opinion of Ortoli Rosenstadt LLP
10.1	Placement Agency Agreement, dated December 26, 2024, by and between the Company and Univest Securities, LLC
10.2	Form of Securities Purchase Agreement, dated December 26, 2024, by and among the Company and the purchasers thereto
10.3	Placement Agency Agreement, dated December 29, 2024, by and between the Company and Univest Securities, LLC
10.4	Form of Securities Purchase Agreement, dated December 29, 2024, by and among the Company and the purchasers thereto
23.1	Consent of Appleby (included in Exhibit 5.1)
23.2	Consent of Ortoli Rosenstadt LLP (included in Exhibit 5.2)
23.3	Consent of Appleby (included in Exhibit 5.3)
23.4	Consent of Ortoli Rosenstadt LLP (included in Exhibit 5.4)
99.1	Press Release
99.2	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lichen China Limited

By:	/s/ Ya Li
Name:	Ya Li
Title:	Chief Executive Officer

Date: January 3. 2025

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